SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: October 2002

                                     ABB Ltd
               ---------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               ---------------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
               ---------------------------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111
                                                    --------------------



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                       No   X
                             ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company"), dated October 24, 2002, in respect of its financial results for the third quarter of its 2002 fiscal year.

2. Summary financial information for the nine months ended September 30, 2002, of the Company and Consolidated Subsidiaries.

3. Slide presentation posted on the Company's website in connection with its conference call on October 24, 2002.

Press Release

ABB acts to lower cost base after weak Q3

July-Sep      July-Sep    Change       Change in     US$ in        Jan-Sep      Jan-Sep     Change       Change in
2002          2001                     local         millions      2002         2001                     local
                                       currencies                                                        currencies
4,635         5,050       -8%          -13%          Orders        16,162       17,362      -7%          -8%
5,457         5,609       -3%          -7%           Revenues      16,042       16,363      -2%          -3%
47            132         -64%         -72%          Earnings      405          727         -44%         -46%
                                                     before
                                                     interest
                                                     and taxes
                                                     (EBIT)
-183          23                                     Net income    -82          289

Zurich, Switzerland, October 24, 2002 - ABB today announced measures to lower its cost base after a fall in orders and earnings before interest and taxes
(EBIT) in the third quarter of 2002. The decline was due to a weakening economic climate, higher project execution costs, investment writedowns by New Ventures, and later-than-expected benefits of the restructuring program initiated in July 2001.

"Given the weaker economic climate, many of our businesses performed well, with three out of five divisions increasing EBIT margins," said chairman and CEO Jurgen Dormann. "But it is clear our overall cost base is still much too high, and that the benefits from our restructuring program have been slower than expected."

Dormann announced a series of measures to increase operational performance and cash flow, and said ABB will streamline its divisional structures to boost its leading positions in its core power and automation technologies, secure greater external focus and build a sustainable lower cost base. The Executive Committee will be reduced from eight to six members.

The core businesses will be combined into two divisions, Power Technologies and Automation Technologies. The Oil, Gas and Petrochemicals division is kept as a separate unit, and will take an active part in the sector consolidation. The Group Processes division will be dissolved.

In addition to the ongoing program to lower costs by US$ 500 million - which will have full effect from mid-year 2003 - the Board of Directors decided to initiate measures to further reduce the cost base by around 4 percent of revenues, or US$ 800 million over the next 18 months.

"Our organizational measures will allow us to build on our leadership positions in power and automation technologies, and secure competitive cost and profitability levels even in a weak market," Dormann added.
"Achieving a significantly lower cost base is a key priority."

Dormann said ABB's financial position had improved considerably since March, and confirmed that it was on track to reduce net debt by at least US$ 1.5 billion by year-end 2002 from US$ 4.1 billion at year-end 2001.

Results summary (third quarter 2002 compared to third quarter 2001)

o Orders down 13 percent in local currencies due to weaker markets and lower large orders (down US$ 508 million)
o    Revenues decreased 7 percent in local currencies
o EBIT fell 72 percent due to weaker markets, restructuring costs of US$ 54 million, higher project execution costs, and investment write-downs of US$ 17 million
o Net income amounted to US$ -183 million compared to US$ 23 million in the third quarter of 2001 after US$ -125 million in discontinued operations, arising from the sale of Structured Finance
o Cash flow from operations was US$ -138 million compared to US$ 202 million in the same period last year, after asbestos cash payments of US$ 54 million (included for the first time in net cash provided from operating activities in order to simplify the cash flow presentation)
o Net debt was US$ 5.5 billion at the end of September compared to US$ 5.2 billion at the end of June, mainly due to higher operational investments
o U.S. subsidiary Combustion Engineering reported a 5 percent increase in new asbestos claims compared to the second quarter of 2002. Settled claims (excluding West Virginia) rose 9 percent over the same period. Claims outstanding stood at 111,000, up from 102,700 at the end of the second quarter. Cash payments were down slightly at US$ 54 million (second quarter 2002: US$ 55 million)

Organizational and management changes

ABB is realigning its structures from five to three divisions, to further sharpen its focus on power and automation technologies for utility and industry customers, simplify the organization, improve efficiency and cut costs.

The two new core divisions are Power Technologies, which combines the Power Technology Products and Utilities divisions, and Automation Technologies, which combines the Automation Technology Products and Industries divisions.

The new Power Technologies division, serving utility customers, will be headed by Peter Smits. It will have about 43,000 employees and around US$ 8.5 billion in annual revenues.

The Automation Technologies division, focusing on industry customers, will be headed by Dinesh Paliwal. It will have about 63,000 employees and around US$
9.25 billion in revenues.

The Oil, Gas and Petrochemicals division will be maintained as a separate unit. ABB said it would explore opportunities in the current process of consolidation among suppliers to the large oil, gas and petrochemicals companies.

ABB has been approached by several companies seeking the division's participation in the consolidation process. At this time, it is premature to predict the outcome and timing of further steps, the company said.

The Oil, Gas and Petrochemicals division employs around 12,000 people and had revenues of US$3.5 billion in 2001.

As a further step to simplify the worldwide organization, ABB is dissolving its Group Processes division, which has led the standardization of processes. The process areas that have not already been embedded in the businesses will be integrated into the divisions.

Jan Secher, who led Group Processes, has decided to leave ABB. Dormann thanked Secher for his contributions to the company in a succession of senior management positions.

"The new structure will allow us to serve our customers better, enhance the external focus and more closely integrate our senior managers in local markets into our global management teams," Dormann said. "We will push out more responsibility to our business operations so that the frontline managers who run the operations around the world have accountability for cost control, as well as for revenue growth."

ABB said the Executive Committee appointments are effective immediately, and that the new organizational structures will be implemented in the fourth quarter. The company will report its financial results according to its present organizational structure in 2002, and according to the new structure from the first quarter of 2003.

These measures follow a restructuring program that was announced in July 2001. At the end of September 2002, excluding acquisitions and divestments, a total of about 13,100 jobs had been reduced.

The new ABB Executive Committee will comprise:

Jurgen Dormann, chairman and CEO

Peter Voser, Chief Financial Officer

Peter Smits, Power Technologies

Dinesh Paliwal, Automation Technologies

Erik Fougner, Oil, Gas and Petrochemicals (ad interim)

Gary Steel, Human Resources (from Jan. 1, 2003)

Board of Directors update

At its meeting on October 23, the Board of Directors appointed a new chairman of the Nomination and Compensation Committee, to replace Jurgen Dormann following his appointment as CEO. The new committee chairman is Hans Ulrich Maerki. The board also appointed Jacob Wallenberg and Michel de Rosen as new members of the committee.

Third quarter performance - key figures in detail

US$ in millions                                       July-Sep        July-Sep         Change          Change in
(except per share data)                               2002            2001                             local
                                                                                                       currencies
Group orders                                          4,635           5,050            -8%             -13%
  Utilities                                           924             1,754            -47%            -48%
  Industries                                          1,045           1,023            2%              -2%
  Oil, Gas & Petrochemicals                           351             612              -43%            -46%
  Power Technology Products                           1,039           1,138            -9%             -11%
  Automation Technology Products                      1,218           1,163            5%              -1%
  Financial Services                                  409             348              18%             12%
  Corporate/Other 1)                                  -351            -988

Group revenues                                        5,457           5,609            -3%             -7%
  Utilities                                           1,213           1,423            -15%            -15%
  Industries                                          1,049           1,194            -12%            -16%
  Oil, Gas & Petrochemicals                           911             902              1%              -4%
  Power Technology Products                           1,072           1,063            1%              -1%
  Automation Technology Products                      1,250           1,242            1%              -4%
  Financial Services                                  409             348              18%             12%
  Corporate/Other 1)                                  -447            -563

Group earnings before interest and taxes (EBIT)       47              132              -64%            -72%
  Utilities                                           8               36               -78%            -77%
  Industries                                          43              32               34%             34%
  Oil, Gas & Petrochemicals                           33              31               6%              4%
  Power Technology Products                           76              59               29%             25%
  Automation Technology Products                      86              110              -22%            -25%
  Financial Services                                  40              22               82%             61%
  Corporate/Other 1)                                  -239            -158

Group EBIT margin                                     0.9%            2.4%
  Utilities                                           0.7%            2.5%
  Industries                                          4.1%            2.7%
  Oil, Gas & Petrochemicals                           3.6%            3.4%
  Power Technology Products                           7.1%            5.6%
  Automation Technology Products                      6.9%            8.9%
  Financial Services                                  n.a.            n.a.
  Corporate/Other 1)                                  n.a.            n.a.

Net income                                            -183            23

Earnings Per Share (US$ basic and diluted)
-Income from continuing operations                    -0.05           0.02
-Net income                                           -0.16           0.02

Net cash provided by operating activities             -138            202

1) Includes adjustments to eliminate inter-company transactions

Third quarter 2002

Income statement

Third quarter orders decreased 13 percent in local currencies and 8 percent in nominal terms compared to the third quarter of last year. All divisions except Financial Services reported lower third quarter orders expressed in local currencies.

Base orders (orders below US$ 15 million), representing 95 percent of third quarter orders, went down by 2 percent in local currencies, while large orders (orders above US$ 15 million) declined by 72 percent compared to last year. The decline in large orders was mainly in Oil, Gas and Petrochemicals and Utilities.

Third quarter revenues declined by 7 percent in local currencies and by 3 percent in nominal terms. All divisions except Financial Services reported lower revenues compared to the third quarter of 2001, expressed in local currencies. The order backlog was US$ 14,295 million at the end of September, 6 percent lower in local currencies since the end of June, reflecting weak order intake in the third quarter.

EBIT margin was 0.9 percent, compared to 2.4 percent for the third quarter of last year. Lower margins were recorded in Utilities as a result of increased execution costs in some legacy projects, and in Automation Technology Products, mainly due to weaker process automation markets. Industries and Power Technology Products reported significantly higher margins for the third quarter of 2002, while the Oil, Gas and Petrochemicals margin was slightly up.

EBIT decreased 72 percent in local currencies and 64 percent in nominal terms, after US$ 54 million in restructuring charges (Q3 2001: US$ 13 million). Third quarter EBIT for the operational businesses (before Corporate/Other costs) decreased by only US$ 4 million to US$ 286 million from the comparable period in 2001, so the drop in EBIT is mainly due to higher Corporate/Other costs at US$ 239 million (Q3 2001: US$ 158 million). Corporate/Other costs included US$ 17 million in write-downs of investments by New Ventures, as a result of weak equity markets.

EBIT included Other Expense of US$ -43 million (Q3 2001: US$ 26 million). It comprises:

- Restructuring charges of US$ 54 million (Q3 2001: US$ 13 million)
- Capital gains of US$ 9 million (Q3 2001: US$ 11 million)
- Write-downs of assets US$ 24 million (Q3 2001: US$ 2 million), mainly investments in New Ventures
- Income from equity accounted companies, licenses and other of US$ 26 million (Q3 2001: US$ 30 million).

Net financial expense was US$ 63 million compared with US$ 56 million in the third quarter of 2001.

Income from discontinued operations was US$ -125 million compared to zero in the third quarter of last year. This amount mainly comprises the expected capital loss and fees related to the Structured Finance activities to be sold to GE Commercial Finance and the operational income from the Metering business to be sold to Ruhrgas Industries GmbH.

Net income was US$ -183 million, compared to US$ 23 million in the same period last year.

Cash flow and balance sheet

Net cash used in operating activities was US$ 138 million in the third quarter, after asbestos cash payments of US$ 54 million, which were recorded for the first time in this item to simplify the cash flow presentation. The movement in "other assets and liabilities, net" (US$ -108 million) was mainly due to large project execution, as customer advances were consumed and sales in excess of invoicing (value-added work performed but not yet billed) built up. Trade receivables (US$ 161 million) and inventories (US$ 67 million) both contributed cash while the change in trade payables was negative (US$ -131 million).

Cash and marketable securities totaled US$ 3,855 million at September 30, 2002 (US$ 4,557 million at June 30, 2002). Net debt (defined as short-, medium- and long-term debt less cash and marketable securities) amounted to US$ 5,499 million compared to US$ 5,239 million three months ago. The increase is mainly operational (net cash used in operating activities, excluding marketable securities, of US$ -173 million and net purchases of property, plant and equipment of US$ -100 million) and was only partially offset by non-cash currency movements.

Long-term debt at September 30, 2002 as a percentage of total debt was 61 percent compared to 60 percent at the end of June. This is in line with ABB's 2002 target to extend the maturity of its debt to two-thirds long-term and one-third short-term debt. ABB is on track to reduce its net debt by at least US$ 1.5 billion by year-end 2002, from US$ 4.1 billion at year-end 2001.

Nine-month performance - key figures in detail

US$ in millions                                   Jan-Sep          Jan-Sep           Change           Change in
(except per share data)                           2002             2001                               local currencies
Group orders                                      16,162           17,362            -7%              -8%
  Utilities                                       3,653            4,816             -24%             -24%
  Industries                                      3,448            3,794             -9%              -10%
  Oil, Gas & Petrochemicals                       2,471            2,602             -5%              -6%
  Power Technology Products                       3,323            3,272             2%               1%
  Automation Technology Products                  3,768            3,633             4%               2%
  Financial Services                              1,034            1,251             -17%             -19%
  Corporate/Other 1)                              -1,535           -2,006

Group revenues                                    16,042           16,363            -2%              -3%
  Utilities                                       3,543            3,974             -11%             -11%
  Industries                                      3,093            3,632             -15%             -16%
  Oil, Gas & Petrochemicals                       2,887            2,450             18%              15%
  Power Technology Products                       3,220            2,876             12%              12%
  Automation Technology Products                  3,672            3,590             2%               1%
  Financial Services                              1,034            1,251             -17%             -19%
  Corporate/Other 1)                              -1,407           -1,410

Group earnings before interest and taxes (EBIT)   405              727               -44%             -46%
  Utilities                                       74               122               -39%             -38%
  Industries                                      128              132               -3%              -4%
  Oil, Gas & Petrochemicals                       109              119               -8%              -11%
  Power Technology Products                       241              192               26%              25%
  Automation Technology Products                  274              315               -13%             -14%
  Financial Services                              177              204               -13%             -18%
  Corporate/Other 1)                              -598             -357

Group EBIT margin                                 2.5%             4.4%
  Utilities                                       2.1%             3.1%
  Industries                                      4.1%             3.6%
  Oil, Gas & Petrochemicals                       3.8%             4.9%
  Power Technology Products                       7.5%             6.7%
  Automation Technology Products                  7.5%             8.8%
  Financial Services                              n.a              n.a
  Corporate/Other 1)                              n.a              n.a

Net income                                        -82              289

Earnings per share (US$ basic and diluted)
-Income from continuing operations                0.04             0.30
-Net income                                       -0.07            0.25

Net cash provided by operating activities         -234             187

1) Includes adjustments to eliminate inter-company transactions

Nine months 2002

Income Statement

Orders in the first nine months decreased by 7 percent in U.S. dollars, or 8 percent in local currencies. Order growth from early-cycle products in the first two quarters of 2002 has not continued into the third quarter, although Power Technology Products and Automation Technology Products still recorded slightly higher orders for the first nine months of 2002 compared with the same period last year. All other divisions showed lower order growth for the first nine months. Orders in Asia declined, due to a lower volume of large orders compared with the first nine months of last year. Higher orders in Europe were offset by lower demand in the Americas, Middle East and Africa.

As a result of the weak order development in some key markets, revenues in the first nine months declined overall by 2 percent in U.S. dollars or 3 percent in local currencies. However, Power Technology Products and Oil, Gas and Petrochemicals recorded double-digit revenue growth and Automation Technology Products was slightly up. All other divisions reported revenue declines.

EBIT margin in the first nine months was 2.5 percent compared with 4.4 percent in the first nine months of 2001. Industries and Power Technology Products reported higher margins as a result of productivity gains, while Utilities and Oil, Gas and Petrochemicals margins were reduced mainly due to execution of low margin projects and higher project costs. Automation Technology Products margins suffered from the weakness in process automation markets.

EBIT declined 46 percent in local currencies and 44 percent in nominal terms, after US$ 148 million in restructuring charges (first nine months 2001: US$ 33 million). Third quarter EBIT for the operational businesses (before Corporate/Other costs) was about 7 percent lower at US$ 1,003 million, so the decline was mainly due to increased Corporate/Other costs at US$ 598 million (first nine months 2001: US$ 357 million).

EBIT includes Other Expense of US$ 33 million, comprising:

o Restructuring charges of US$ 148 million (first nine months 2001: US$ 33 million)
o    Capital gains of US$ 79 million (first nine months 2001: US$ 7 million)
o Write-downs of assets of US$ 63 million (first nine months 2001: US$ 4 million)
o Income from equity accounted companies, licenses and other of US$ 99 million (first nine months 2001: US$ 137 million)

Net financial expense was US$ 212 million compared with US$ 176 million for the first nine months of 2001.

ABB posted a net loss of US$ 82 million compared with net income of US$ 289 million for the same period last year, after a loss from discontinued operations of US$ 126 million (first nine months of 2001: income of US$ 14 million).

Cash flow and balance sheet

Net cash used in operating activities amounted to US$ -234 million (first nine months of 2001: US$ 187 million of net cash provided), after asbestos cash payments of US$ 161 million, which is included for the first time in this item in order to simplify the cash flow presentation. A negative effect came mainly from "other assets and liabilities, net" (increase of US$ 852 million, mainly due to net consumption of customer advances in large project execution, higher sales in excess of invoicing and reduced non-trade payables).

Net debt increased from US$ 4.1 billion at the end of 2001 to US$ 5.5 billion at the end of September 2002. The main components of the increase were cash used in operations, non-cash currency movements (about 40 percent of the total increase), and debt acquired with the Xerox portfolio in the second quarter (to be divested as part of Structured Finance, subject to customary regulatory approvals).

Asbestos

As announced on October 21, 2002 the ABB Group says it is likely that the expected asbestosrelated costs of its U.S. subsidiary Combustion Engineering, Inc. (CE) now exceed the value of CE's assets, if CE's historical settlement policies are continued into the future. The book value of CE's assets as of September 30, 2002 was US$ 812 million.

CE and the ABB Group are considering various options for resolving the asbestos liability, including the possible reorganization of CE under Chapter 11 of the U.S. Bankruptcy code.

Regarding asbestos claims pending against CE, ABB said that 27,900 claims were settled in the first nine months of 2002, 30 percent more than in the same period last year. More than 35 percent were settled without payment. Around 45,400 new claims were filed in the first nine months of 2002, compared to 39,700 in the first three quarters of last year. Settlement costs prior to insurance reimbursement were US$ 161 million (US$ 103 million in the first nine months of 2001).

The third quarter asbestos development is in line with previous quarters. New claims (15,900) increased by 5 percent over the second quarter of 2002, while claims settled (7,600) went up by 9 percent. At the end of September 2002, 111,000 claims were pending (102,700 end of June 2002).

Group outlook

The outlook has changed.1

As announced on Monday, October 21, 2002 ABB revised downward its earnings outlook, as a result of lingering market weakness and slower-than-expected benefits from its cost reduction program. Given the uncertainty surrounding the strength and timing of an economic recovery, the company has not given any updated earnings outlook. The company's medium-term targets are under review.

ABB has confirmed its target of reducing net debt by at least US$ 1.5 billion by year-end 2002, from US$ 4.1 billion at year-end 2001.

1The company's previous outlook was as follows: for 2002, revenues are expected to be flat in comparison with 2001. EBIT margin for the full year 2002 is expected to be in the range of 4 to 5 percent. EBIT and net cash from operations are expected to be stronger in the second half of 2002 than in the first half.

ABB's target is to grow revenues on average by 6 percent annually in the period 2001-2005. EBIT margin is expected to reach 9 to 10 percent by 2005.

The outlook assumes no major currency effects and excludes major acquisitions and divestments.

Divisional performance in the third quarter

The Power Technology Products and Automation Technology Products divisions serve their customers through external channel partners and ABB's end-user divisions. As part of ABB's customer-centric strategy, more customers are being served directly by channel partners such as wholesalers, systems integrators and distributors. Orders, revenues and earnings associated with these customers are accordingly no longer reflected in the end-user divisions.

As a result, in the end-user divisions, orders and revenues from these "pull-through" products are decreasing correspondingly. Unless otherwise stated, there is no material impact on the EBIT of the end-user divisions. Overall, there is no impact on the Group's consolidated results, since the pullthrough effects are offset by reduced internal eliminations (currently presented in the line item Corporate/Other). There is no impact on the product divisions, since for them it remains a sale to the same customer whether products are sold via external channel partners or internal end-user divisions.

For all figures except for EBIT margins, comments refer to the third quarter results expressed in local currencies. EBIT excluding capital gains is shown only if the aggregate of such gains for the division is material (in any case, if capital gains represent more than 10 percent of divisional EBIT).

Utilities

US$ in millions                        July-Sep            July-Sep            Change              Change in local
(except where indicated)               2002                2001                                    currencies
Orders                                 924                 1,754               -47%                -48%
Revenues                               1,213               1,423               -15%                -15%
EBIT                                   8                   36                  -78%                -77%
EBIT margin                            0.7%                2.5%
Restructuring costs                    -7                  -1

Orders dropped by 48 percent. Orders excluding product sales handled via channel partners were 50 percent lower in the third quarter. There was a lack of large orders, in contrast to the third quarter of 2001 when a US$ 350 million order was won in China. A weaker U.S. market and delayed investments in South America contributed to the shortfall. In addition, a selective bidding approach was taken to secure earnings quality.

Revenues were 15 percent lower. Excluding the pull-through effect, revenues decreased by 4 percent.

EBIT was 77 percent lower. The EBIT margin for the underlying operational performance (excluding restructuring, pull-through, capital gains and non-recurring amortization) decreased from 4.4 percent to 1.8 percent, mainly due to US$ 15 million in costs related to the execution of low-margin legacy projects (pre-2001) in Utility Power Systems.

Industries

US$ in millions                        July-Sep            July-Sep            Change              Change in local
(except where indicated)               2002                2001                                    currencies
Orders                                 1,045               1,023               +2%                 -2%
Revenues                               1,049               1,194               -12%                -16%
EBIT                                   43                  32                  +34%                +34%
EBIT margin                            4.1%                2.7%
Restructuring costs                    -6                  -2

Orders decreased slightly as more customers were served by channel partners. Excluding product sales now handled via channel partners, orders increased by 21 percent. Led by Asia, all markets showed signs of recovery, including automotive in the U.S. and metals in Europe.

Revenues were 16 percent lower (2 percent lower, excluding the pull-through effect).

EBIT increased strongly because of productivity gains coupled with a workforce reduction of 11 percent (excluding acquisitions and divestments). A focused service strategy propelled growth in volume and margins, especially in petroleum, chemicals, paper, marine and turbocharging. The EBIT margin for the underlying operational performance (excluding pull-through, restructuring, capital gains, and non-recurring amortization) increased from 3.3 percent to 5 percent.

Oil, Gas & Petrochemicals

US$ in millions                         July-Sep            July-Sep            Change              Change in local
(except where indicated)                2002                2001                                    currencies
Orders                                  351                 612                 -43%                -46%
Revenues                                911                 902                 +1%                 -4%
EBIT                                    33                  31                  +6%                 +4%
EBIT margin                             3.6%                3.4%
Restructuring costs                     0                   -6

Orders dropped by 46 percent. In this quarter, Upstream and Downstream received mostly base orders in contrast to the third quarter of last year when several large orders were booked. Most markets in Downstream were flat in the third quarter while demand in Upstream weakened. In particular, Upstream projects in West Africa have been delayed.

Revenues decreased by 4 percent. Revenues remained at a high level, reflecting the strong order backlog.

EBIT increased by 4 percent and EBIT margin improved from 3.4 to 3.6 percent. The EBIT margin for the underlying operational performance (excluding restructuring, capital gains and nonrecurring amortization) decreased from 4.9 percent to 3.6 percent. The decrease was mainly due to the continuing execution of low-margin fixed-price contracts and higher project execution costs (US$ 14 million in the third quarter).

Power Technology Products

US$ in millions                        July-Sep            July-Sep            Change              Change in local
(except where indicated)               2002                2001                                    currencies
Orders                                 1,039               1,138               -9%                 -11%
Revenues                               1,072               1,063               +1%                 -1%
EBIT                                   76                  59                  +29%                +25%
EBIT margin                            7.1%                5.6%
Restructuring costs                    -8                  -1

Orders decreased by 11 percent compared to the same period last year, when there was a particularly high large order intake, including one from China for US$ 120 million for Power Transformers. Low demand in North America, in particular for Distribution Transformers, was offset by strong demand in High- and Medium-Voltage Technology, reflecting continued strong demand in Asia, the Middle East and Africa. Europe remained mixed.

Revenues were flat, as shipment timing differences masked underlying strong growth in the transmission business.

EBIT increased strongly by 25 percent, reflecting productivity gains and further operational improvements, coupled with a workforce reduction of 9 percent (excluding acquisitions and divestments). The EBIT margin for the underlying operational performance (excluding restructuring, capital gains, and non-recurring amortization) increased from 5.7 percent to 7.8 percent.

Automation Technology Products

US$ in millions                        July-Sep            July-Sep            Change              Change in local
(except where indicated)               2002                2001                                    currencies
Orders                                 1,218               1,163               +5%                 -1%
Revenues                               1,250               1,242               +1%                 -4%
EBIT                                   86                  110                 -22%                -25%
EBIT margin                            6.9%                8.9%
Restructuring costs                    -5                  -4

Orders declined by 1 percent. Nearly all business areas showed a flat or slightly positive development except Electrical Machines which declined due to the weak market in Europe. Robotics reported a double-digit increase in order intake, mainly driven by higher demand in North America while demand for process automation generally remained low. Low-Voltage Products and Drives and Power Electronics benefited from the higher demand in Europe and Asia.

Revenues declined by 4 percent. The positive development in Robotics and Drives and Power Electronics was offset by revenue declines in Electrical Machines, Instrumentation, and Control and Force Measurement, as a result of lower orders.

EBIT decreased by 25 percent mainly due to the weak process automation markets which led to lower profitability in Instrumentation, and Control and Force Measurement, as well as Electrical Machines. The EBIT margin for the underlying operational performance (excluding restructuring, capital gains and non-recurring amortization) decreased from 10.4 to 7.3 percent.

On September 18, ABB announced it had sold its metering business to Ruhrgas, Germany. The results exclude the metering business, which was booked in discontinued operations.

Financial Services

US$ in millions                           July-Sep           July-Sep            Change             Change in local
(except where indicated)                  2002               2001                                   currencies
Revenues                                  409                348                 +18%               +12%
EBIT                                      40                 22                  +82%               +61%
Restructuring                             -3                 0

Revenues increased by 12 percent due to improved Insurance results.

EBIT increased by 61 percent compared to the third quarter last year. However, last year's EBIT included a US$ 50 million provision for potential net reinsurance claims following September 11, 2001. Excluding this provision, this year's EBIT decreased due to lower earnings in Treasury Centers following the halt of proprietary trading, and Equity Ventures.

On September 4, ABB announced the sale of most of its Structured Finance business to GE Commercial Finance (subject to customary regulatory approvals). The division's results exclude the earnings related to the sale. ABB has stopped developing and investing in new Equity Ventures projects and will only manage the existing portfolio.

Corporate/Other

US$ in millions                               July-Sep                July-Sep
(except where indicated)                      2002                    2001
EBIT                                          -239                    -158
Other Activities                              -71                     -62
Group Processes                               -15                     -16
Corporate R&D                                 -19                     -25
Real Estate                                   -3                      12
Elimination of AFS interest income            -40                     -36
Other Corporate                               -76                     -38
Capital Gains                                 10                      6
Restructuring                                 -25                     1

Other Activities, which mainly comprises New Ventures and Building Systems, reported increased costs of US$ 9 million compared to the third quarter last year. Weak equity markets required New Ventures to write down US$ 17 million in investments.

As a result of streamlining its activities, corporate Research and Development cost decreased to US$ 19 million although higher restructuring costs contributed to the increase in total corporate restructuring costs for the quarter. The balance of restructuring charges was taken for Building Systems.

Real estate sales reduced due to lower rental income for the third quarter of 2002.

Further information

The company will host a conference call for analysts and investors to discuss its Q3 results today at 16:00 Central European Time. Teleconference callers should dial +41 91 610 4111 in Europe and +1 412 858 4600 in the U.S. and Canada. The facility is also available to the media on a "listen only" basis.

The 2002 Q3 results press release and presentation slides are available from October 24 on the ABB Investor Relations homepage at www.abb.com/investorrelations

The audio playback of the conference call will be available for 72 hours after the call commencing 2 hours after the conference call on +41 91 612 4330 (Europe) and +1 412 858 1440 in the U.S. and Canada. The PIN number is 687#.

Reporting dates in 2003 are February 12 (annual results), April 29 (Q1), July 29
(Q2), and October 28 (Q3). The annual general meeting will be held on Friday, May 16 with an information meeting for shareholders in Sweden on Monday, May 19.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impacts. The ABB Group of companies operates in more than 100 countries and employs about 146,000 people.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

The Q3 report is unaudited.










Media Relations, Zurich:                      Investor Relations:
Thomas Schmidt                                Switzerland: Tel:+41 43 317 3804
Tel: +41 43 317 6492                          Sweden: Tel: +46 21 32 57 19
Fax: +41 43 317 6494                          USA: Tel:+1 203 750 7743
media.relations@ch.abb.com                    investor.relations@ch.abb.com

                                Summary Financial Information
                               Nine Months Ended September 2002


                                           ABB Ltd
                            Summary Consolidated Income Statements

---------------------------------------------------------------------------------------------------------------------------
                                                                    January-September                    July-September
                                                                     2002      2001                      2002     2001
                                                          -----------------------------------------------------------------
                                                                                      (Unaudited)
                                                                          (in millions, except per share data)
                                                          ------------------------------------------------------------------
Revenues                                                    $ 16,042             $ 16,363          $ 5,457          $ 5,609
Cost of sales                                                (12,376)             (12,513)          (4,299)          (4,438)
                                                            ----------------------------------------------------------------
Gross profit                                                   3,666                3,850            1,158            1,171
Selling, general and administrative expenses                  (3,195)              (3,057)          (1,057)          (1,007)
Amortization expense                                             (33)                (172)             (11)             (58)
Other income (expense), net                                      (33)                 106              (43)              26
                                                            ----------------------------------------------------------------
Earnings before interest and taxes                               405                  727               47              132
Interest and dividend income                                     196                  329               58              116
Interest and other finance expense                              (408)                (505)            (121)            (172)
                                                            ----------------------------------------------------------------
Income (loss) from continuing operations before
taxes and minority interest                                      193                  551              (16)              76
Provision for taxes                                              (62)                (177)              (3)             (38)
Minority interest                                                (87)                 (36)             (39)             (15)
                                                            ----------------------------------------------------------------
Income (loss) from continuing operations                          44                  338              (58)              23
Income (loss) from discontinued operations, net of tax          (126)                  14             (125)              --
Cumulative effect of change in accounting principles
(SFAS 133), net of tax                                            --                  (63)              --               --
                                                            ----------------------------------------------------------------
Net income (loss)                                              $ (82)               $ 289           $ (183)            $ 23
                                                            ================================================================
Weighted average number of shares outstanding                  1,113                1,139            1,113            1,116
Dilutive potential shares                                         --                    3               --               --
                                                            ----------------------------------------------------------------
Diluted weighted average number of shares outstanding          1,113                1,142            1,113            1,116
                                                            ================================================================
Basic earnings (loss) per share:
Income (loss) from continuing operations                     $  0.04               $ 0.30          $ (0.05)          $ 0.02
Net income (loss)                                            $ (0.07)              $ 0.25          $ (0.16)          $ 0.02
Diluted earnings (loss) per share:
Income (loss) from continuing operations                     $  0.04               $ 0.30          $ (0.05)         `$ 0.02
Net income (loss)                                            $ (0.07)              $ 0.25          $ (0.16)          $ 0.02


Amounts in prior periods have been reclassified to conform to the Company's current presentation.

                                           ABB Ltd
                              Summary Consolidated Balance Sheets

-----------------------------------------------------------------------------------------------------------------------------
                                                                               At                   At                 At
                                                                          September 30,          June 30,         December 31,
                                                                              2002                 2002               2001
                                                                          ----------------------------------------------------
                                                                                               (Unaudited)
                                                                                              (in millions)
-----------------------------------------------------------------------------------------------------------------------------
Cash and equivalents                                                         $  1,943           $  2,332         $  2,741
Marketable securities                                                           1,912              2,225            2,947
Receivables, net                                                                8,090              8,491            7,794
Inventories, net                                                                3,399              3,444            3,015
Prepaid expenses and other                                                      2,288              2,459            2,314
Assets held for sale                                                            3,577              3,742            3,237
Total current assets                                                           21,209             22,693           22,048
Financing receivables, non-current                                              2,034              2,075            1,878
Property, plant and equipment, net                                              2,803              2,976            2,910
Goodwill                                                                        2,813              2,774            2,619
Other intangible assets, net                                                      642                651              638
Investments and other                                                           2,426              2,402            2,251
                                                                           -------------------------------------------------
Total assets                                                                 $ 31,927           $ 33,571         $ 32,344
                                                                           =================================================
Accounts payable, trade                                                      $  4,145           $  4,294         $  3,929
Accounts payable, other                                                         2,548              2,721            2,662
Short-term borrowings and current maturities of long-term
borrowings                                                                      3,658              3,966            4,732
Accrued liabilities and other                                                   7,347              7,615            7,401
Liabilities held for sale                                                       1,229              1,277            1,092
                                                                           -------------------------------------------------
Total current liabilities                                                      18,927             19,873           19,816
Long-term borrowings                                                            5,696              5,831            5,020
Pension and other related benefits                                              1,898              1,877            1,673
Deferred taxes                                                                  1,040              1,097            1,074
Other liabilities                                                               2,297              2,451            2,532
                                                                           -------------------------------------------------
Total liabilities                                                              29,858             31,129           30,115
Minority interest                                                                 270                218              215
  Capital stock and additional paid-in capital (1,280,009,432
  shares authorized, 1,200,009,432 shares issued)                               2,027              2,027            2,028
  Retained earnings                                                             3,353              3,536            3,435
  Accumulated other comprehensive loss                                         (1,831)            (1,589)          (1,699)
  Treasury stock, at cost (86,875,616 shares)                                  (1,750)            (1,750)          (1,750)
                                                                           -------------------------------------------------
Total stockholders' equity                                                      1,799              2,224            2,014
                                                                           -------------------------------------------------
Total liabilities and stockholders' equity                                   $ 31,927           $ 33,571         $ 32,344
                                                                           =================================================



Amounts in prior periods have been reclassified to conform to the Company's current presentation.


                                                  ABB Ltd
                                 Summary Consolidated Statements of Cash Flows

---------------------------------------------------------------------------------------------------------------------------
                                                                    January-September                    July-September
                                                                     2002      2001                      2002     2001
                                                          -----------------------------------------------------------------
                                                                                      (Unaudited)
                                                                                     (in millions)
                                                          ------------------------------------------------------------------


Operating Entities
Net income (loss)                                                   $   (82)           $   289      $  (183)     $    23
Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:
  Depreciation and amortization                                         442                583          151          199
  Change in provisions*                                                (418)              (908)         (89)         (10)
  Pension and other related benefits                                     69                 14           40            3
  Deferred taxes                                                       (124)                13          (96)         (28)
  Net gain from sale of property, plant and equipment                   (20)               (13)         (10)          (7)
  Other                                                                  67                  2           25          (20)
  Changes in operating assets and liabilities:
    Marketable securities (trading)                                     498                 79           35           15
    Trade receivables                                                   374               (134)         161           43
    Inventories                                                        (135)              (549)          67          (18)
    Trade payables                                                      (53)               444         (131)         179
    Other assets and liabilities, net                                  (852)               367         (108)        (177)
                                                                  ----------------------------------------------------------
Net cash provided by (used in) operating activities                    (234)               187         (138)         202
                                                                  ----------------------------------------------------------
Investing activities
Changes in financing receivables                                        112             (1,105)         192         (166)
Purchases of marketable securities (other than trading)              (2,336)            (2,248)        (792)        (620)
Purchases of property, plant and equipment                             (444)              (560)        (147)        (196)
Acquisitions of businesses (net of cash acquired)                       (99)              (575)         (35)         (71)
Proceeds from sales of marketable securities (other than trading)     2,636              2,768          797          945
Proceeds from sales of property, plant and equipment                    390                 80           47           26
Proceeds from sales of businesses (net of cash disposed)                257                 31           28           (1)
                                                                  ----------------------------------------------------------
Net cash provided by (used in) investing activities                     516             (1,609)          90          (83)
                                                                  ----------------------------------------------------------
Financing activities
Changes in borrowings                                                (1,019)             4,300         (272)         331
Treasury and capital stock transactions                                  --             (1,433)          --         (186)
Dividends paid                                                           --               (502)          --           --
Other                                                                   (67)               (61)         (17)         (17)
                                                                  ----------------------------------------------------------
Net cash provided by (used in) financing activities                  (1,086)             2,304         (289)         128
                                                                  ----------------------------------------------------------
Effects of exchange rate changes on cash and equivalents                 49                (47)         (34)          30
                                                                  ----------------------------------------------------------
Net change in cash and equivalents                                     (755)               835         (371)         277
                                                                  ----------------------------------------------------------
Cash and equivalents (beginning of period - restated)                 2,741              1,375        2,332        1,937
Cash and equivalents (beginning of period - assets held for sale)        26                 22           51           18
                                                                  ----------------------------------------------------------
Cash and equivalents (beginning of period - total)                    2,767              1,397        2,383        1,955
                                                                  ----------------------------------------------------------
Cash and equivalents (end of period - restated)                       1,943              2,212        1,943        2,212
Cash and equivalents (end of period - assets held for sale)              69                 20           69           20
                                                                  ----------------------------------------------------------
Cash and equivalents (end of period - total)                        $ 2,012            $ 2,232      $ 2,012      $ 2,232
                                                                  ==========================================================
Interest paid                                                       $   444            $   579      $   168      $   215
                                                                  ==========================================================
Taxes paid                                                          $   202            $   263      $    62      $    24



* Restated to reflect the change in all provisions (previously this line comprised of restructuring provisions only)

Amounts in prior periods have been reclassified to conform to the Company's current presentation.

     ABB Ltd notes to summary consolidated financial statements (unaudited)
                  (US$ in millions, except per share amounts)



Note 1 Developments in the nine months ended September 30, 2002:

     o    Annual general meeting
          At the Company's annual general meeting held on March 12, 2002, the Company's shareholders approvedthe resolution to not pay a dividend in 2002. In addition, shareholders approved the resolution to not effecta capital reduction of 24 million shares purchased during the first half of 2001, as a result of changedmarket conditions.


     o    Restructuring program
          In July 2001, the Company announced a restructuring program anticipated to extend over 18 months. This restructuring program was initiated in an effort to simplify product lines, reduce multiple location activities and perform other downsizing in response to consolidation of major customers in certain industries.


          As of September 30, 2002, the Company recognized total restructuring charges and related asset write downs of $148 million. Charges of $129 million were related to workforce reductions and charges of $29million were related to lease terminations and other exit costs associated with the restructuring program. These costs are included in other income (expense), net. Based on analysis, Management's estimate has been revised resulting in a $22 million reduction in the amounts accrued for workforce reductions, lease terminations and other exit costs. This revision is recognized as a component of other income (expense),net. Termination benefits of $115 million were paid in the first nine months of 2002 to approximately 2,750employees and $21 million was paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. At September 30,2002, accrued liabilities included $93 million for termination benefits and $48 million for lease terminations and other exit costs.

          As a result of the Company's restructuring, certain assets have been identified as impaired or will no longer be used in continuing operations. The Company recorded $12 million to write down these assets to net realizable value. These costs are included in other income (expense), net.


     o    Borrowings
          The Company's total borrowings outstanding at December 31, 2001, amounted to $9,790 million ($38million of which have been reclassified to liabilities held for sale in connection with the discontinuation of certain businesses), of which $3,297 million was in the form of commercial paper with an average interest rate of 2.7%. In March 2002, the Company drew down $2,845 million, at an interest rate of 4.7%, from a$3 billion committed bank facility established in December 2001, using a portion of these proceeds to reduce its outstanding commercial paper borrowings to $1,760 million at March 31, 2002. In the second quarter of 2002, primarily as a result of amounts maturing, the outstanding commercial paper borrowings were further reduced to $349 million at June 30, 2002. Following the issuance of additional commercial paper in the third quarter of 2002, and less amounts maturing in this period, the outstanding commercial paper borrowings increased to $674 million at September 30, 2002.

          In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The bonds pay interest semi-annually in arrears at a fixed annual rate of 4.625% and are convertible into the Company's shares.

          Also in May 2002, the Company issued bonds due 2009 with an aggregate principal amount of 200 million pound sterling, or approximately $292 million, which pay interest semi-annually in arrears at 10% per annum. In addition, the Company also issued in May 2002, bonds due 2008 with an aggregate principal amount of 500 million euro, or approximately $466 million, which pay interest annually in arrears at 9.5% per annum.


          Pursuant to the terms of the Company's amended revolving credit facility, the issuance of the convertible bonds, the euro-denominated bonds and the sterling-denominated bonds reduced the amount available under the $3 billion committed bank facility to $1,315 million at June 30, 2002. As a consequence, the Company utilized a portion of the proceeds from these bond offerings to reduce the borrowings under the credit facility to $1,315 million at June 30, 2002. The sale of the Company's Swedish real estate property announced in the second quarter of 2002, further reduced the amount available under the facility to $1,000 million at September 30, 2002. As a consequence, in the third quarter of 2002, the Company utilized the proceeds from the sale to repay an additional $315 million, further reducing the amount outstanding under the credit facility to $1,000 million at September 30, 2002.


     o    Discontinued operations
          In September 2002, the Company announced that it had signed an agreement to sell the majority of its Structured Finance business to GE Commercial Finance for total cash proceeds of approximately $2.3billion. The Structured Finance portfolio being divested includes global infrastructure financing, equipment leasing and financing businesses. As a result of the planned disposal of the Structured Finance business, the Company recognized losses of approximately $112 million from the adjustment of the carrying value of assets held for sale to their fair value less cost to sell. The divestment of this activity is in line with the Company's strategy to focus on power and automation technologies for industry and utility customers. In addition, the sale of Structured Finance is an important step in the Company's ongoing program to strengthen the balance sheet and reduce net debt. The Company expects the sale of Structured Finance to be completed in the coming months.



          Also in September 2002, the Company announced the sale of its Metering business to Ruhrgas Industries GmbH of Germany, for approximately $244 million on a cash and debt free basis. Water and electricity metering is no longer a core business for the Company, and its divestment is part of the Company's strategy to focus on power and automation technologies for industry and utility customers. The Company expects the sale of the Metering business to be completed in the coming months.


          In addition, the Company has discontinued a minor operation in its Power Technology Products division and another minor operation in the New Ventures business area.


          These divestments and discontinuations qualify as discontinued operations under Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, issued in August 2001 by the Financial Accounting Standards Board. The balance sheet and income statement data for all periods presented have been restated to present the financial position and results of operations of the businesses meeting the criteria of SFAS 144 as assets and liabilities held for sale and as discontinued operations. The cash flows from these businesses have not been segregated from the cash flows from continuing operations, as it is not required by SFAS 144.


          The loss from discontinued operations, including taxes, of $126 million recorded in the first nine months of 2002 includes revenues of $524 million.


          At September 30, 2002, the major classes of assets held for sale are: cash for $69 million; receivables for $727 million; inventories for $64 million; financing receivables for $2,538 million; property, plant and equipment for $101 million; and other assets for $78 million. At September 30, 2002, the major classes of liabilities held for sale are: accounts payable for $146 million; borrowings for $46 million; accrued liabilities for $189 million; deferred tax liabilities for $337 million; and other liabilities for $511 million.


     o    Earnings per share
          The potential common shares from the convertible bonds, as well as the warrants and options outstanding in connection with the Company's management incentive plan, were excluded from the computation of diluted earnings per share in the 2002 periods presented, as their inclusion would have been antidilutive. In the 2001 periods presented, only those warrants and options that were considered dilutive have been included in the computation of diluted earning per share.

     o    Commitments and contingencies

          Asbestos related claims
          A subsidiary of the Company has followed a practice of maintaining a reserve to cover its estimated settlement costs for asbestos claims and an asset representing estimated insurance reimbursement. The reserve represents an estimate of the costs associated with asbestos claims, including defense costs, based upon historical claims trends, available industry information and incidence rates of new claims. At December 31, 2001, the subsidiary had reserved approximately $940 million, for asbestos-related claims. The subsidiary also recorded receivables of approximately $150 million at December 31, 2001, for probable insurance recoveries. Allowances against the insurance receivables are established at such time as it becomes likely that insurance recoveries are not probable. New claims filed during the first nine months of 2002 were approximately 45,400, compared to 39,700 in the first nine months of 2001. Approximately 27,900 claims were settled during the first nine months of 2002, more than 35% of which were without payment. The total number of pending claims was approximately 111,000 at the end of September 2002, compared to 102,700 at June 30, 2002. Settlement costs in the first nine months of 2002 prior to insurance reimbursement were approximately $161 million, compared to approximately $103 million in the first nine months of 2001.


          The Company and the subsidiary are considering various options for resolving the asbestos liability, including the possible reorganization of the subsidiary under Chapter 11 of the U.S. Bankruptcy code. Many factors will affect the ultimate cost of resolving the subsidiary's liability, and it is not possible as of September 30, 2002, to determine the magnitude of those costs. Because the ultimate cost of resolution is uncertain, the current reserve is not being increased.

Note 2 Significant Accounting Policies

The summary consolidated financial information is prepared on the basis of United States (US) Generally Accepted Accounting Principles (USGAAP) and is presented in U.S. dollars ($) unless otherwise stated. Data for orders and number of employees are shown for purposes of presenting additional information and are not a required disclosure under USGAAP.

Par value of capital stock is denominated in Swiss francs (CHF). The summary financial information as of September 30, 2002, should be read in conjunction with the December 31, 2001, financial statements contained in the Company's Annual Report and the Form 20-F.

New accounting standards
------------------------

In 2001, the Company accounted for the adoption of Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, as amended, as a change in accounting principle. Based on the Company's derivative positions at January 1, 2001, the Company recognized the cumulative effect of the accounting change as a loss of $63 million, net of tax, in the consolidated income statement and a reduction of $41 million, net of tax, in accumulated other comprehensive income (loss).


In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets, which modify the accounting for business combinations, goodwill and identifiable intangible assets. All business combinations initiated after June 30, 2001, must be accounted for by the purchase method. Goodwill from acquisitions completed after that date will not be amortized, but will be charged to operations when specified tests indicate that the goodwill is impaired, that is, when the goodwill's fair value is lower than its carrying value. Certain intangible assets will be recognized separately from goodwill, and will be amortized over their useful lives. During 2002, all goodwill must be tested for impairment as of January 1, 2002, and a transition adjustment must be recognized for any impairment found. The Company has completed this test in the second quarter of 2002 and has determined that no impairment of goodwill existed at January 1, 2002. All goodwill amortization also ceased at that date. The Company recognized goodwill amortization expense of $134 million and $45 million in the nine months and three months ended September 30, 2001, respectively. Accordingly, income from continuing operations and net income would have been $472 million ($0.41 per share) and $423 million ($0.37 per share), respectively, in the nine months ended September 30, 2001, and $68 million ($0.06 per share) and $68 million ($0.06 per share), respectively, in the three months ended September 30, 2001, if the Company had not recognized amortization expense for goodwill that is no longer being amortized in accordance with SFAS 142.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of, while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, the new Statement requires the use of one accounting model for longlived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted this statement on January 1, 2002. In the first nine months of 2002 certain sale transactions were affected by SFAS 144. The Company expects to present more disposals as discontinued operations in the future.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which rescinds previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. The Company has elected to adopt the new standard effective April 1, 2002, and, as a result, the gains from extinguishment of debt of $6 million, net of tax, recorded as extraordinary items in the first quarter of 2002 have been reclassified and included in income from continuing operations.

Note 3 Summary of Consolidated Stockholders' Equity


(in millions)

Stockholders' equity at January 1, 2002                                            $ 2,014
Comprehensive loss:
Net loss                                                                   (82)
Foreign currency translation adjustments                                  (173)
Unrealized loss on available-for-sale securities, net of tax               (45)
Derivatives qualifying as hedges (SFAS 133), net of tax                     86
                                                                       ---------
Total comprehensive loss                                                              (214)
                                                                                  ------------
Other                                                                                   (1)
                                                                                  ------------
Stockholders' equity at September 30, 2002 (unaudited)                             $ 1,799
                                                                                  ============


Note 4 Segment and Geographic Data

During 2001, the Company realigned its worldwide enterprise around customer groups, replacing its former business segments with four end-user divisions, two channel partner divisions, and a financial services division. The four end-user divisions - Utilities, Process Industries, Manufacturing and Consumer Industries, and Oil, Gas and Petrochemicals - serve end-user customers with products, systems and services. The two channel partner divisions - Power Technology Products and Automation Technology Products - serve external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators directly and end-user customers indirectly through the end-user divisions. The Financial Services division provides services and project support for the Company as well as for external customers.


In April 2002, the Company announced its intention to divest the Building Systems business area, previously part of the Manufacturing and Consumer Industries division, in line with Company's strategy to focus on power and automation technologies for utility and industry customers. In addition, the Company has merged its Process Industries division and its Manufacturing and Consumer Industries division to form a new Industries division, consisting of the following business areas: Automotive Industries; Manufacturing; Electronics and Consumer Industries; Marine and Turbocharging; Paper, Printing, Metals and Minerals; and Petroleum, Chemicals and Life Sciences. Segment data are presented below to reflect this change and prior period data have been restated accordingly.

     o The Utilities division serves electric, gas and water utilities - whether state-owned or private, global or local, operating in liberalized or regulated markets - with a portfolio of products, services and systems. The division's principal customers are generators of power, owners and operators of power transmission systems, energy traders and local distribution companies.

     o The Industries division serves the automotive, cement, chemical, distribution, electronics, food and beverage, life sciences, marine, metals, mining, paper, petroleum, printing and telecommunications industries with application-specific power and automation technology.

     o The Oil, Gas and Petrochemicals division supplies a comprehensive range of products, systems and services to the global oil, gas and petrochemicals industries, from the development of onshore and offshore exploration technologies to the design and supply of production facilities, refineries and petrochemicals plants.

     o The Power Technology Products division covers the entire spectrum of technology for power transmission and power distribution including transformers, switchgear, breakers, capacitors and cables as well as other products, platforms and technologies for high- and medium-voltage applications. Power technology products are used in industrial, commercial and utility applications. They are sold through the Company's end user divisions as well as through external channel partners, such as distributors, contractors and original equipment manufacturers and system integrators.

     o The Automation Technology Products division provides products, software and services for the automation and optimization of industrial and commercial processes. Key technologies include measurement and control, instrumentation, process analysis, drives and motors, power electronics, robots, and low voltage products, all geared toward one common industrial IT architecture for real-time automation and information solutions throughout a business. These technologies are sold to customers through the end-user divisions as well as through external channel partners such as wholesalers, distributors, original equipment manufacturers and system integrators.

     o The Financial Services division supports the Company's business and customers with financial solutions in structured finance, leasing, project development and ownership, financial consulting, insurance and treasury activities.


In order to streamline the Company's structure and improve operational performance, the Company is envisaging the possibility to put into place two divisions: Power Technologies, which will combine the Power Technology Products and Utilities divisions; and Automation Technologies, which will combine the Automation Technology Products and Industries divisions.

The Company evaluates performance of its divisions based on earnings before interest and taxes (EBIT), which excludes interest and dividend income, interest expense, provision for taxes, minority interest, and income from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division revenues, depreciation and amortization, and EBIT, all of which have been restated to reflect the changes to the Company's internal structure, including the effect of increased inter-division transactions. Accordingly, division revenues and EBIT are presented as if certain historical third-party sales by subsidiaries in the product divisions had been routed through other divisions as they would have been under the new customer-centric structure. Management has restated historical division financial information in this way to allow analysis of trends in division revenues and margins on a basis consistent with the Company's new internal structure and transaction flow.

Segment data




                                                                   Orders received
(in millions)                                  January - September               July  -   September
                                                 2002        2001                 2002         2001

Utilities                                     $  3,653         $ 4,816            $ 924          $ 1,754
Industries                                       3,448           3,794            1,045            1,023
Oil, Gas and Petrochemicals                      2,471           2,602              351              612
Power Technology Products                        3,323           3,272            1,039            1,138
Automation Technology Products                   3,768           3,633            1,218            1,163
Financial Services                               1,034           1,251              409              348
Corporate/Other(1)                              (1,535)         (2,006)            (351)            (988)
                                            -----------------------------------------------------------------
Total                                         $ 16,162        $ 17,362          $ 4,635          $ 5,050
                                            -----------------------------------------------------------------


                                                                     Revenues
(in millions)                                  January - September               July  -   September
                                                 2002        2001                 2002         2001

Utilities                                     $ 3,543        $  3,974          $ 1,213          $ 1,423
Industries                                      3,093           3,632            1,049            1,194
Oil, Gas and Petrochemicals                     2,887           2,450              911              902
Power Technology Products                       3,220           2,876            1,072            1,063
Automation Technology Products                  3,672           3,590            1,250            1,242
Financial Services                              1,034           1,251              409              348
Corporate/Other(1)                             (1,407)         (1,410)            (447)            (563)
                                            -----------------------------------------------------------------
Total                                        $ 16,042        $ 16,363          $ 5,457          $ 5,609
                                            -----------------------------------------------------------------



                                                             EBIT (operating income)(2)
(in millions)                                  January - September               July  -   September
                                                 2002        2001                 2002         2001

Utilities                                    $     74        $    122          $     8          $    36
Industries                                        128             132               43               32
Oil, Gas and Petrochemicals                       109             119               33               31
Power Technology Products                         241             192               76               59
Automation Technology Products                    274             315               86              110
Financial Services                                177             204               40               22
Corporate/Other (1)                              (598)           (357)            (239)            (158)
                                            -----------------------------------------------------------------
Total                                        $    405        $    727          $    47          $   132
                                            -----------------------------------------------------------------

                                 Page 10 of 13

                                                               Depreciation and amortization(2)(3)
                                                               -----------------------------------
(in millions)                                       January - September                   July - September
                                                    -------------------                   ----------------
                                                 2002                  2001              2002           2001
                                                 ----                  ----              ----           ----
Utilities                                      $   38                $   54            $   13         $   18
Industries                                         39                    69                15             23
Oil, Gas and Petrochemicals                        28                    55                 9             18
Power Technology Products                          86                    88                28             30
Automation Technology Products                    124                   174                41             63
Financial Services                                 12                    18                 4              6
Corporate/Other                                   115                   125                41             41
                                               ------                ------            ------          -----
Total                                          $  442                $  583            $  151          $ 199
                                               ======                ======            ======          =====


                                                   Number of employees(3)
                                                   ----------------------
                                          September 30, 2002   December 31, 2001

Utilities                                        15,315              15,745
Industries                                       21,859              23,392
Oil, Gas and Petrochemicals                      13,774              13,471
Power Technology Products                        27,089              27,555
Automation Technology Products                   37,881              39,834
Financial Services                                1,093               1,220
Corporate/Other                                  29,457              35,648
                                                -------             -------
Total                                           146,468             156,865
                                                =======             =======

(1) Includes adjustments to eliminate inter-company transactions.

(2) The Company recognized, in its operating segments, the following amortization expense for goodwill in the first nine months of 2001 and the third quarter of 2001, respectively: Utilities, $18 million and $6 million; Industries, $30 million and $10 million; Oil, Gas and Petrochemicals, $23 million and $7 million; Power Technology Products, $4 million and $1 million; Automation Technology Products, $40 million and $14 million; Financial Services, $5 million and $2 million. The Company's total amortization expense for goodwill in the first nine months of 2001 and the third quarter of 2001 was $134 million and $45 million, respectively.

(3) Includes businesses held for sale.


Geographic Information
----------------------
                                                                       Orders received (4)
                                                                       -------------------
(in millions)                                      January - September                    July - September
                                                   -------------------                    ----------------
                                               2002                   2001              2002            2001
                                               ----                   ----              ----            ----
Europe                                      $   9,337             $   9,068         $   3,554      $   2,648
The Americas                                    3,546                 4,169                53          1,071
Asia                                            1,926                 2,222               692            953
Middle East and Africa                          1,353                 1,903               336            378
                                            ---------             ---------         ---------      --------
Total                                       $  16,162             $  17,362         $   4,635      $  5,050
                                            =========             =========         =========      ========



                                                                           Revenues (4)
                                                                           ------------
(in millions)                                      January - September                    July - September
                                                   -------------------                    ----------------
                                               2002                   2001              2002            2001
                                               ----                   ----              ----            ----

Europe                                      $   8,543             $   8,914         $   3,029      $   3,043
The Americas                                    3,466                 4,057             1,074          1,292
Asia                                            2,024                 1,848               689            680
Middle East and Africa                          2,009                 1,544               665            594
                                            ---------             ---------         ---------      --------
Total                                       $  16,042             $  16,363         $   5,457      $   5,609
                                            =========             =========         =========      =========

(4) Orders received and revenues have been reflected in the regions based on the location of the customer.


Note 5 Summary balance sheets of ABB Ltd Consolidated, ABB Group and Financial Services (unaudited)

In the balance sheet data appearing on this page, "ABB Ltd Consolidated" means the accounts of ABB Ltd and all its subsidiaries presented in a summarized form on the basis of USGAAP, with all significant intercompany balances eliminated in consolidation. The balance sheet data for "Financial Services" and "ABB Group" is reported on the same basis as management uses to evaluate segment performance, which includes the following adjustments:

     o "Financial Services" represents the accounts of all subsidiaries in the Company's Financial Services division, with net intercompany balances and certain capital contributions received from other subsidiaries of the Company presented on a one-line basis.

     o "ABB Group" represents the accounts of ABB Ltd and all its subsidiaries other than those in the Company's Financial Services division, with net intercompany balances and the Company's investment in its Financial Services division presented on a one-line basis. For the purposes of this presentation, the Company's investment in its Financial Services division is accounted for under the equity method of accounting.


                                           ABB Ltd Consolidated                ABB Group (1)              Financial Services
                                           --------------------                -------------              ------------------
                                    Sep. 30,   June 30,    Dec. 31,   Sep. 30,   June 30,    Dec. 31,  Sep. 30,   June 30,  Dec. 31,
(in millions)                        2002       2002        2001        2002       2002        2001      2002       2002      2001
                                     ----       ----        ----        ----       ----        ----      ----       ----      ----
Cash and equivalents and marketable
  securities                       $ 3,855    $ 4,557     $ 5,688     $ 1,406    $ 1,425    $ 1,651    $ 2,449     $3,132    $ 4,037
Receivables, net                     8,090      8,491       7,794       6,123      6,342      5,725      1,967      2,149      2,069
Inventories, net                     3,399      3,444       3,015       3,399      3,444      3,015         --         --         --
Prepaid expenses and other           2,288      2,459       2,314       1,209      1,270      1,165      1,079      1,189      1,149
Assets held for sale                 3,577      3,742       3,237         257        258        249      3,320      3,484      2,988
                                   -------    -------    --------     -------    -------    -------    -------    -------    -------
Total current assets                21,209     22,693      22,048      12,394     12,739     11,805      8,815      9,954     10,243
                                   -------    -------    --------     -------    -------    -------    -------    -------    -------
Financing receivables, non-current   2,034      2,075       1,878         295        280        452      1,739      1,795      1,426
Property, plant and equipment, net   2,803      2,976       2,910       2,776      2,948      2,885         27         28         25
Goodwill                             2,813      2,774       2,619       2,750      2,710      2,562         63         64         57
Other intangible assets, net           642        651         638         634        646        631          8          5          7
Investments and other                2,426      2,402       2,251       1,687      1,673      1,594        739        729        657
Net intercompany balances               --         --          --          --        473         --      1,838      1,187      2,106
                                   -------    -------    --------     -------    -------    -------    -------    -------    -------
Total assets                       $31,927    $33,571    $ 32,344     $20,536    $21,469    $19,929    $13,229    $13,762    $14,521
                                   =======    =======    ========     =======    =======    =======    =======    =======    =======
Accounts payable, trade            $ 4,145    $ 4,294    $  3,929     $ 4,120    $ 4,279    $ 3,914    $    25    $    15    $    15
Accounts payable, other              2,548      2,721       2,662       1,477      1,642      1,630      1,071      1,079      1,032
Short-term borrowings(2)             3,658      3,966       4,732       1,674      1,900        232      1,984      2,066      4,500
Accrued liabilities and other        7,347      7,615       7,401       4,316      4,309      4,258      3,031      3,306      3,143
Liabilities held for sale            1,229      1,277       1,092         105        113        112      1,124      1,164        980
                                   -------    -------    --------     -------    -------    -------    -------    -------    -------
Total current liabilities           18,927     19,873      19,816      11,692     12,243     10,146      7,235      7,630      9,670
                                   -------    -------    --------     -------    -------    -------    -------    -------    -------
Long-term borrowings                 5,696      5,831       5,020       1,808      1,917      2,014      3,888      3,914      3,006
Pension and other related benefits   1,898      1,877       1,673       1,891      1,869      1,666          7          8          7
Deferred taxes                       1,040      1,097       1,074         487        552        576        553        545        498
Other liabilities                    2,297      2,451       2,532       2,294      2,446      2,525          3          5          7
Net intercompany balances               --         --          --         295         --        773         --         --         --
                                   -------    -------    --------     -------    -------    -------    -------    -------    -------
Total liabilities                   29,858     31,129      30,115      18,467     19,027     17,700     11,686     12,102     13,188
                                   -------    -------    --------     -------    -------    -------    -------    -------    -------
Minority interest                      270        218         215         270        218        215         --         --         --
Total stockholders' equity           1,799      2,224       2,014       1,799      2,224      2,014      1,543      1,660      1,333
                                   -------    -------    --------     -------    -------    -------    -------    -------    -------
Total liabilities and
 stockholders' equity              $31,927    $33,571    $ 32,344     $20,536    $21,469    $19,929    $13,229    $13,762    $14,521
                                   =======    =======    ========     =======    =======    =======    =======    =======    =======

(1) ABB industrial operations/holdings with equity accounting of participation in Financial Services.

(2) Includes current maturities of long-term borrowings.

Appendix A

Restructuring & related asset
writedowns                             Q3/2002            Q3/2001

Utilities                                  7                 1
Industries                                 6                 2
Oil, gas & petrochemicals                  0                 6
Power Tech. Products                       8                 1
Automation Tech. Products                  5                 4
Financial services                         3                 0
Corporate                                 25                -1
                                       -----              -----
Total                                     54                13
                                       =====              =====

Restructuring & related asset
writedowns                            9M/2002            9M/2001

Utilities                                 12                -3
Industries                                14                 2
Oil, gas & petrochemicals                  0                 6
Power Tech. Products                      32                11
Automation Tech. Products                 31                 4
Financial services                        22                 0
Corporate                                 37                13
                                       -----              -----
Total                                    148                33
                                       =====              =====

Jurgen Dormann
Chairman and CEO



Third quarter results 2002

October 24th, 2002

Safe Harbor Statement

This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, and fluctuation in currency exchange rates. Although ABB Ltd believes that its expectations reflected in any such forward looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Presentation outline

          o    Overview and actions
          o    Financial report
          o    Summary

Overview

o    Expecting continuing difficult markets

o    ABB earnings outlook revised downward
     o    No economic recovery in Q3
     o    Slower than expected benefits from cost reduction program

o On track to reach net debt reduction target of at least US$ 1.5 billion by year-end

Actions

o    Speed up implementation of strategy

     o    Build on leadership positions in power and automation technologies

     o    Simplify organizational structure

     o    Lower cost base

     o    Increase external focus

o    Increase responsibility/accountability for operational management

     o    Greater involvement of senior local managers

     o    Move revenue and cost responsibility to front-line management

     o    Increase cost discipline

Lower the cost base

o Realize benefits of 2001 cost reduction program (about US$ 500 million) by mid 2003

o Additional cost reductions of 4 percent of revenues (about US$ 800 million) over 18 months

Merge four divisions into two

o Build on leadership positions in power and automation technologies for utility and industry customers

o    Power Technologies

     o    Former Power Technology Products and Utilities divisions

     o    Headed by Peter Smits

     o    43,000 employees

     o    Annual revenues about US$ 8.5 billion

o    Automation Technologies

     o    Former Automation Technology Products and Industries divisions

     o    Headed by Dinesh Paliwal

     o    63,000 employees

     o    Annual revenues about US$ 9.25 billion


                           Simplify the organization,
                        improve efficiency and cut costs

Further organizational changes

o    Oil, Gas and Petrochemicals kept as separate unit, eventual divestment

o    Group Processes to be dissolved

     o Process areas not already embedded in businesses will be integrated into divisions

Peter Voser
Chief Financial Officer

Third quarter 2002

October 24th, 2002

Presentation outline

          o    Overview and actions
          o    Financial report
          o    Summary

Financial key figures third quarter 2002

o    Orders down 13 percent Q3 vs Q3*

o    Revenues down 7 percent Q3 versus Q3*

o    EBIT US$ 47 million

     o Three out of five division increased margins (especially Power Technology Products and Industries)

     o    Negative impact from high Corporate/Other and restructuring costs

o    Net loss US$ -183 million

o    Negative operational cash flow US$ -138 million

     o    After asbestos cash payment of US$ 54 million**

o    Net debt US$ 5.5 billion



* in local currencies
** included for the first time in the operational cash flow

Key figures

(MUS$)


                                  Third       Third        Nine        Nine
                                 quarter     quarter      Months      Months
                                   2002        2001        2002        2001

Orders                             4,635       5,050      16,162      17,362

Revenues                           5,457       5,609      16,042      16,363

EBIT                                  47         132         405         727

Income from                          -58          23          44         338
continuing operations

Net income                          -183          23         -82         289

Net cash from operations            -138         202        -234         187

Net debt Q3

(BUS$)

                                                         Net debt increase due to
5.3     6.3      4.1      4.5       5.2        5.5       o Negative cash from operations
                                                           (excl marketable securities)
                                                           US$ 173 million

                                                         o Net purchase property, plant and
                                                           equipment US$ 100 million
Jun     Sep      Dec      Mar       Jun        Sep       Partially offset by
2001    2001     2001     2002      2002       2002      o Non-cash currency movements



                     On track to reduce net debt by at least
                             US$ 1.5 billion in 2002

Composition of short-term debt at Sep 30, 2002

Total ST debt: MUS$ 3,704*                               Due Q4 2002: MUS$ 1,360

Bank facility: 1,000

Commercial paper:  674
App. MUS$ 230 due in Q4 2002

Maturing LT bonds:  1,070
App. MUS$ 130 due in Q4 2002

Other ST debt:  960
Includes MUS$ 350 in extendable notes, due Jan 2003


all figures in MUS$
unaudited


* Including MUS$ 46 of borrowings in liabilities held for sale

Balance Sheet priorities on track

o    Long-term debt proportion 61% Sept 2002

     o    Close to year-end target debt structure 1/3 short-term,2/3 long-term

o    On track to reduce net debt by at least US$ 1.5 billion in 2002

     o Agreement in Q3 to sell Structured Finance for total cash proceeds of about US$ 2.3 billion, subject to customary regulatory approvals

     o Agreement in Q3 to sell Metering business for US$ 244 million, subject to customary regulatory approvals

     o    Export Bank mortgage portfolio sold for US$ 55 million in Q4

Asbestos - Update

                            Q2 2001        Q3 2001         Q4 2001        Q1 2002        Q2 2002         Q3 2002

New claims                  12,200         14,300          15,000         14,300         15,200          15,900

Settled claims              6,100          6,600           6,700          13,300         7,000           7,600*

Pending claims              77,500         85,200          93,500         94,500         102,700         111,000

Cash paid pre-insurance     29.0           36.1            33.2           51.5           55.2            54.2
(MUS$)






* Over 35% settled without payment in the first nine months. Q3 2002 settled claims exclude West Virginia claims.

Presentation outline

          o    Overview and actions
          o    Financial report
          o    Summary

Summary

o    Uncertain economic environment

o    Priority to lower the cost basis

o    Four divisions to be merged into two

o    Oil, Gas and Petrochemicals to be divested

o    Financial restructuring progressing as planned

o    Options considered for resolving Combustion Engineering asbestos liability

                                       ABB

Question and answers



                                       Q&A

Maturity profile of debt at Sep 30, 2002

(BUS$)

Short-term debt                                      Maturing long-term bonds
    3.7 BUS$                                                 5.4 BUS$

      3.7                 0.3            1.3             1.0             0.5          1.0          0.6          0.7


    Q3/2002-              Q4/           2004             2005           2006         2007         2008         2009
    Q3/2003              2003

Discontinued operations - impact on reporting

o    Orders from discontinued operations removed from reported orders

o    Revenues from discontinued operations removed from reported revenues

o Earnings from and costs associated to discontinued operations grouped in "income (loss) from discontinued operations"

o Third party assets of businesses to be sold are grouped in "assets held for sale". No effect on total assets. Third party liabilities of businesses to be sold are grouped in "liabilities held for sale". No effect on total liabilities and equity.

o Cash flows from discontinued operations booked in "net cash provided by (used in) operating activities

Discontinued operations - adjustment of historical orders and revenues

(MUS$)                                                     Jan-Sept 2001                      Jul-Sept 2001
                                                     orders            revenues           orders          revenues

Reported orders and revenues                          17,362              16,363            5,050               5,609

Structured Finance to be sold to GE                      177                 177               61                  61
Commercial Finance

Metering business to be sold to Ruhrgas                  324                 336              104                 108
Industries

Other activities                                           0                   1                0                   0

Adjusted orders and revenues                          17,863              16,877            5,215               5,778

Discontinued operations - adjustment of orders and revenues

(MUS$)                                                     Jan-Sept 2002                      Jul-Sept 2002
                                                     orders            revenues           orders          revenues

Reported orders and revenues                          16,162              16,042            4,635               5,457

Structured Finance to be sold to GE                      193                 193               53                  53
Commercial Finance

Metering business to be sold to Ruhrgas                  306                 330              106                 112
Industries

Other activities                                           0                   1                0                   1

Adjusted orders and revenues                          16,661              16,566            4,794               5,623

Income from discontinued operations

    (MUS$)                                                          2002                               2001
                                                         Jan-Sept          Jul-Sept          Jan-Sept         Jul-Sept

Structured Finance to be sold to GE Commercial               -116              -121                17               3
Finance*

Metering business to be sold to Ruhrgas                         7                -3                 4              -2
Industries**

Other activities                                              -17                -1                -7              -1

Income from discontinued operations, net of tax              -126              -125                14               0



* 2002 numbers reflect mainly capital losses and fees on structured finance ** Capital gains on metering will be recorded at the closure of the sale only

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ABB LTD

Date:  October 25, 2002            By:       /s/  BEAT HESS
                                      -----------------------------------
                                      Name:   Beat Hess
                                      Title:  Group Senior Officer



                                   By:        /s/ HANS ENHORNING
                                      -----------------------------------
                                      Name:   Hans Enhorning
                                      Title:  Group Vice President